BOSTON CARRIERS, INC.

18 Poseidonos Ave., Kalithea, 17674, Greece

April 20, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4628

RE:	Notice of Disclosure filed in Boston Carriers, Inc.’s Form 20-F for the year ended 2017 pursuant to Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Boston Carriers, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 20, 2018.

Respectfully submitted,

Boston Carriers, Inc.

By:       /s/ Antonios Bertsos

Name:       Antonios Bertsos

Title:              Chief Executive Officer